SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

Epplestrasse 225, 70567 Stuttgart, Germany
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DaimlerChrysler AG

FORM 6-K: TABLE OF CONTENTS

1.
Investor Relations Release: "Board of Management and Supervisory Board decide on Mitsubishi Motors"

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DaimlerChrysler

Investor Relations Release

April 22, 2004

Board of Management and Supervisory Board decide on Mitsubishi Motors

        Stuttgart—In an extraordinary meeting on April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler have decided not to participate in a capital increase planned by Mitsubishi Motors Corporation (MMC) and to cease further financial support for MMC.

        After the earnings collapse of MMC in fiscal 2003, MMC has established a new business plan with the strong support of DaimlerChrysler. According to this plan, substantial financial resources are required to guarantee a sustainable financial recovery of the company. Together with the major shareholders of the Mitsubishi Group, DaimlerChrysler has tried hard to establish a solid financial structure. However, it was not possible to find a solution leading to an acceptable result for DaimlerChrysler.

        If you have any questions, please contact our Investor Relations Team:

European IR office

Friedrich Lauer		Lutz Deus
Tel.	+49/711-17-92286	Tel.	+49/711-17-92261
Fax	+49/711-17-95235	Fax	+49/711-17-94109
e-mail:	Friedrich.Lauer@DaimlerChrysler.com	e-mail:	Lutz.Deus@DaimlerChrysler.com
Bjoern Scheib
Tel.	+49/711-17-95256
Fax	+49/711-17-94109
e-mail:	Bjoern.Scheib@DaimlerChrysler.com
US IR office
James T. Jahnke		Timothy S. Krause
Phone	+1/212-909-9081	Phone	+1/248-512-2923
Fax	+1/212-909-9085	Fax	+1/248-512-2912
e-mail:	jtj3@DaimlerChrysler.com	e-mail:	tsk@DaimlerChrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 23, 2004